SUB-ITEM 77 Q1 (a) (ii) COPIES OF ANY MATERIAL AMENDMENTS TO
THE REGISTRANT'S CHARTER OR BY-LAWS



Amendment No. 3
to the By-Laws
of The Huntington Funds

(Effective as of November 5, 2004)

Amend Article IV, Trustees to add new Section 3.

Section 3.  Position, Qualifications and Duties of the
Chairperson of the Board. The Board shall designate a Chairperson of the Board who shall, if present, preside at meetings of the Board and exercise and perform such other powers and duties as may be from time to time assigned to the Chairperson or prescribed by these By-Laws. The Chairperson of the Board shall at all times be an independent Trustee.